NEWS RELEASE

Stratasys Announces Strategic Resizing to Accelerate Growth

Measure reflects shift to leaner operating model

EDEN PRAIRIE, Minn. & REHOVOT, Israel - June 2, 2020 - Stratasys Ltd. (NASDAQ: SSYS) today announced that it is reducing its global workforce as part of a strategic plan to accelerate growth with a leaner operating model. This resizing, advanced sooner due to the impact of COVID-19, will affect approximately 10% of employees, and is designed to reduce operating expenses as part of a cost realignment program to focus on profitable growth. The company expects the vast majority of the reduction to take place in the second quarter and to complete the reduction during the third quarter of this year.

“This reduction in force is a difficult but essential step in our ongoing strategic process, designed to better position the company for sustainable and profitable growth,” said Yoav Zeif, Chief Executive Officer of Stratasys. “I would like to express my appreciation to each of the employees impacted by this decision for their dedicated service. Current conditions make the job market even more challenging, and we have done our best to provide the departing employees globally with a respectable and fair separation. This measure is not expected to affect the progress on our forthcoming product launch plans, which remain a top priority as we lead the industry to new heights with our best-in-class additive manufacturing solutions.”

Stratasys expects the resizing effort, in conjunction with other cost-mitigation measures, to reduce annualized operating expenses by approximately $30 million. The company will incur a charge of approximately $6 million in severance costs, primarily in the second quarter of this year.

Stratasys (Nasdaq: SSYS) is a global leader in additive manufacturing or 3D printing technology and is the manufacturer of FDM®, PolyJet™, and stereolithography 3D printers. The company’s technologies are used to create prototypes, manufacturing tools, and production parts for industries, including aerospace, automotive, healthcare, consumer products and education. For more than 30 years, Stratasys products have helped manufacturers reduce product-development time, cost, and time-to-market, as well as reduce or eliminate tooling costs and improve product quality. The Stratasys 3D printing ecosystem of solutions and expertise includes 3D printers, materials, software, expert services, and on-demand parts production.

To learn more about Stratasys, visit www.stratasys.com, the Stratasys blog, Twitter, LinkedIn, or Facebook. Stratasys reserves the right to utilize any of the foregoing social media platforms, including the company's websites, to share material, non-public information pursuant to the SEC's Regulation FD. To the extent necessary and mandated by applicable law, Stratasys will also include such information in its public disclosure filings.

Stratasys is a registered trademark and the Stratasys signet is a trademark of Stratasys Ltd. and/or its subsidiaries or affiliates. All other trademarks are the property of their respective owners.

Cautionary Statement Regarding Forward-Looking Statements

The statements in this press release regarding the expected impact and results that Stratasys' ongoing strategic process and updated operating model will have on its future financial and business performance, are forward-looking statements reflecting management's current expectations and beliefs. These forward-looking statements are based on current information that is, by its nature, subject to rapid and even abrupt change. Due to risks and uncertainties associated with Stratasys' business, actual results could differ materially from those projected or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to: the degree of our success at introducing new or improved products and solutions that gain market share; the degree of growth of the 3D printing market generally; the duration of the global COVID-19 pandemic, which, if extensive, may continue to impact, in a material adverse manner, our operations, financial position and cash flows, and those of our customers and suppliers; the impact of potential shifts in the prices or margins of the products that we sell or services that we provide, including due to a shift towards lower-margin products or services; the impact of competition and new technologies; potential further charges against earnings that we could be required to take due to impairment of additional goodwill or other intangible assets; to the extent of our success at successfully consummating acquisitions or investments in new businesses, technologies, products or services; potential changes in our management and board of directors; global market, political and economic conditions, and in the countries in which we operate in particular (including risks related to the impact of coronavirus on our operations, supply chain, liquidity, cash flow and customer orders; costs and potential liability relating to litigation and regulatory proceedings; risks related to infringement of our intellectual property rights by others or infringement of others' intellectual property rights by us; the extent of our success at maintaining our liquidity and financing our operations and capital needs; the impact of tax regulations on our results of operations and financial condition; and those additional factors referred to in Item 3.D “Key Information - Risk Factors”, Item 4, “Information on the Company”, Item 5, “Operating and Financial Review and Prospects,” and all other parts of our Annual Report on Form 20-F for the year ended December 31, 2019 (the “2019 Annual Report”), which we filed with the Securities and Exchange Commission (the “SEC”) on February 26, 2020. Readers are urged to carefully review and consider the various disclosures made throughout our 2019 Annual Report and the Report of Foreign Private Issuer on Form 6-K that attaches Stratasys’ unaudited, condensed consolidated financial statements and its review of its results of operations and financial condition, for the quarterly period ended March 31, 2020, which we furnished to the SEC on May 14, 2020, and our other reports filed with or furnished to the SEC, which are designed to advise interested parties of the risks and factors that may affect our business, financial condition, results of operations and prospects. Any guidance provided, and other forward-looking statements made, in this press release are made as of the date hereof, and Stratasys undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Stratasys Investor Relations
Yonah Lloyd
Vice President - Investor Relations
Yonah.Lloyd@stratasys.com